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                          (KELLSTROM INDUSTRIES LOGO)

                                                        March 8, 2001

To Holders of Kellstrom Industries, Inc.
5 3/4% Convertible Subordinated Notes Due 2002 and
5 1/2% Convertible Subordinated Notes Due 2003

     We are offering to acquire all of our outstanding $54,000,000 in principal amount of 5 3/4% Convertible Subordinated Notes Due October 15, 2002 (CUSIP Nos. 488035AC0 and U48787AA0) and $86,250,000 principal amount of 5 1/2% Convertible Subordinated Notes Due June 15, 2003 (CUSIP No. 488035AE6) (the "old notes").

     The purpose of this letter is to call your attention to certain important information regarding the exchange offer. THE EXCHANGE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 5, 2001, UNLESS EXTENDED.

     You can choose to exchange your old notes for either new 8 1/2% senior subordinated notes due 2008 or new 6% convertible subordinated notes due 2008. Holders who participate in the offer will receive $1,000 principal amount of new notes for each $1,000 principal amount of their old notes and will receive accrued and unpaid interest on the old notes in cash.

     As described in the preliminary Prospectus and Exchange Offer attached to this letter, the new 8 1/2% senior subordinated notes will rank equal in right of payment to our existing senior subordinated notes, which were issued in November 2000, and senior in right of payment to any old notes that remain outstanding after completion of the offer.

     We will issue no more than $30 million principal amount of the new 8 1/2% senior subordinated notes in the exchange offer. If the total principal amount of old notes tendered for new 8 1/2% senior subordinated notes exceeds $30 million, the balance of the old notes tendered for the 8 1/2% note option will be exchanged for new 6% convertible subordinated notes, as described below.

     The new 6% convertible subordinated notes will be convertible into our common stock at the option of each holder. Each $1,000 of new 6% convertible subordinated notes will be convertible into 61.54 shares of our common stock. In comparison, the old notes are convertible into common stock at the rate of 36.36 shares per $1,000 of 5 3/4% notes and 30.77 shares per $1,000 of 5 1/2% notes.

     The terms of the new notes are described in more detail in the attached preliminary Prospectus and Exchange Offer.

     As many of you know, we have recently been hurt by weak demand for our products. This has resulted in lower pricing, which has caused a significant drop in our profit margins. A number of our competitors also appear to be experiencing similar difficulties.

     Our financial flexibility is also constrained by our highly leveraged balance sheet. We have approximately $350 million of total indebtedness with an average life to maturity of only 2.75 years. Based on our expectations for the remainder of 2001 and 2002, it is unlikely that we will generate sufficient cash from operations to repay the old notes. Furthermore, we may be unable to refinance the old notes when they mature.

     Our Board of Directors has determined that, in order to withstand this difficult environment, we need to increase our revenues, reduce our expenses, and improve our balance sheet. Accordingly, we are taking significant steps to stimulate sales and cut costs. And, we are making this exchange offer to refinance and extend the maturity of our old notes.
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     In considering this exchange offer, you should be aware of a number of significant factors:

     - Up to $140.25 million of new notes will be issued in the exchange offer. Any old notes that remain outstanding after completion of the exchange offer will rank junior in right of payment to all the new notes. If we default on the old notes, we will be prohibited from making any payments on the old notes until all the new notes have been paid in full.

     - The new 8 1/2% senior subordinated notes will rank equal in right of payment to our existing senior subordinated notes, which we issued in November 2000 in the principal amount of $30 million, and senior in right of payment to any old notes that remain outstanding after completion of the offer. This ranking provides a significant advantage to holders of the new 8 1/2% notes.

     - We will issue no more than $30 million principal amount of the new 8 1/2% senior subordinated notes. If the 8 1/2% note option is oversubscribed, the limited quantity of 8 1/2% notes will be issued to holders of old notes depending on which series of old notes they tendered in the offer and depending on the total participation of that series in the offer.

     - Specifically, if at least 75% of the old 5 3/4% notes, but less than 75% of the old 5 1/2% notes, are tendered in the exchange offer, then the new 8 1/2% notes will be issued, first, in exchange for old 5 3/4% notes. On the other hand, if at least 75% of the old 5 1/2% notes, but less than 75% of the old 5 3/4% notes, are tendered, then the new 8 1/2% notes will be issued, first, in exchange for old 5 1/2% notes. Finally, if at least 75% of the old 5 3/4% notes and at least 75% of the old 5 1/2% notes are tendered, then the new 8 1/2% notes will be issued to all holders of old notes on an equal and proportionate basis.

     If you want to participate in the exchange offer, you must make the necessary arrangements promptly. In particular, if your old notes are held through a broker, dealer, bank, trust company or other nominee, you will need to instruct that firm to tender the notes on your behalf. Since this procedure may take a considerable amount of time, you should give these instructions as soon as possible.

     The terms of the offer are contained in our preliminary Prospectus and Exchange Offer, which accompanies this letter. The exchange offer is subject to certain conditions, including participation by holders of a total of at least $105.25 million of old notes and receipt of consents to the exchange offer from our bank lenders and the holders of our existing senior subordinated notes.

     THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 5, 2001, UNLESS EXTENDED.

     If you need assistance making arrangements to tender your securities, please call the Information Agent for the offer, D.F. King & Co. at (800) 928-0153. If you have any questions about the offer, please call the exclusive Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070. We appreciate your consideration of our offer.

                                          Sincerely,

                                          /s/ YOAV STERN
                                          Yoav Stern
                                          Chairman

   Kellstrom Industries, Inc. has filed a Registration Statement with the Securities and Exchange Commission on Form S-4 registering the new notes, the related guarantees and the underlying shares to be offered in the Exchange Offer. The Registration Statement and the preliminary Prospectus and Exchange Offer contained in the Registration Statement contain important information about Kellstrom Industries, the exchange offer and related matters. Security holders are urged to read the Registration Statement and the preliminary Prospectus and Exchange Offer, Kellstrom Industries' Schedule TO and any other relevant documents filed by Kellstrom Industries with the Commission.

   The Registration Statement has not yet become effective. The new notes may not be sold and, although you may tender your old notes, tenders may not be accepted prior to the time the Registration Statement becomes effective. This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful.

   Security holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary Prospectus and Exchange Offer document, Kellstrom Industries' Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at (800) 928-0153.